# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MultiSensor AI Holdings, Inc., CIK 0001863990
CUSIP: 456948108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2105 West Cardinal Drive, Beaumont, Texas (TX), 77705
Date of event which requires filing of this statement: 07/21/2025
Amends the filing with accession number 0001104659-23-128812
Filed by CIK 0002004751
Persons authorized to receive notices and communications: Gary Eugene Strahan, 603 Wade Street, Beaumont, Texas (TX), 77056, (615) 252-3585

## Reporting persons
- Strahan Gary Eugene (CIK 0002004751): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,315,093; shared voting power 0; sole dispositive power 3,315,093; shared dispositive power 0; aggregate amount beneficially owned 3,315,093 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MultiSensor AI Holdings, Inc.
Address of issuer's principal executive offices: 2105 West Cardinal Drive, Beaumont, Texas (TX), 77705
Comment: This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") filed by Mr. Gary Eugene Strahan (the "Reporting Person"), relating to the shares of common stock, par value $0.0001 per share (the "Common Stock"), of MultiSensor AI Holdings, Inc., a Delaware corporation ("the Issuer"), whose principal executive office is located at 2105 West Cardinal Drive, Beaumont, TX 77705.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 to Schedule 13D is being filed by Gary Eugene Strahan (the "Reporting Person"), a citizen of the United States. The business address of the Reporting Person is 603 Wade Street, Beaumont, TX 77056. The Reporting Person's present principal occupation is as a consultant of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b)

Amount beneficially owned: 3,315,093

Percent of Class: 9.9%

Number of shares the Reporting Person has:

o Sole power to vote or direct the vote: 3,315,093

o Shared power to vote: 0

o Sole power to dispose or direct the disposition of: 3,315,093

o Shared power to dispose or direct the disposition of: 0

The share amounts reported herein consist of 3,315,093 shares of Common Stock held of record by the Reporting Person.

The above percentage is based on 33,436,250 shares of Common Stock outstanding as of May 8, 2025, as reported on the cover of the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2025.
Transactions in the class effected during the past sixty days:
During the past 60 days, the Reporting Person has effected the following transactions with respect to the Common Stock:

Date Shares Type Price Ownership
6/3/2025 1,868 Sale $0.82 Direct
6/3/2025 1,132 Sale $0.80 Direct
6/4/2025 3,500 Sale $0.80 Direct
6/9/2025 20,000 Sale $0.7178(1) Direct
6/10/2025 7,000 Sale $0.7203(2) Direct
6/12/2025 8,350 Sale $0.7418 Direct
6/20/2025 21,470 Sale $0.6629(3) Direct
6/23/2025 76,711 Sale $0.5514(4) Direct
7/7/2025 26,969 Sale $0.6666(5) Direct
7/17/2025 363 Sale $0.8065 Direct
7/18/2025 34,959 Sale $0.7488(6) Direct
7/21/2025 89,265 Sale $0.7512 Direct
7/21/2025 2,409,258 Gift $0.00 Direct

(1) The price reported is a weighted average price for shares sold in multiple transactions at prices ranging from $0.7051 to $0.7353.
(2) The price reported is a weighted average price for shares sold in multiple transactions at prices ranging from $0.7189 to $0.7209.
(3) The price reported is a weighted average price for shares sold in multiple transactions at prices ranging from $0.65 to $0.6950.
(4) The price reported is a weighted average price for shares sold in multiple transactions at prices ranging from $0.5326 to $0.6014.
(5) The price reported is a weighted average price for shares sold in multiple transactions at prices ranging from $0. 6566 to $0.70.

The reporting person undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the footnotes above.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Strahan Gary Eugene: /s/ Gary Eugene Strahan, Gary Eugene Strahan (07/29/2025)